EXHIBIT 12.1

El Pollo Loco, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years
	(As restated) 2000	(As restated) 2001	(As restated) 2002	(As restated) 2003	2004
	(dollars in thousands)
Fixed Charges:
Interest expense	$10,715	$9,951	$8,099	$8,100	$14,089
Capitalized interest	58	—	45	57	95
Interest portion of rent expense	571	577	837	756	799

Total Fixed Charges	$11,344	$10,528	$8,981	$8,913	$14,983

Earnings:
Pretax income	$4,888	$8,385	$12,084	$12,302	$5,347
Add fixed charges	11,344	10,528	8,981	8,913	14,983
Subtract capitalized interest	(58)	—	(45)	(57)	(95)

Total Earnings	$16,174	$18,913	$21,020	$21,158	$20,235
Ratio of Earnings to Fixed Charges	1.4x	1.8x	2.3x	2.4x	1.4x